

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2024

Timothy Bridgewater
Chief Executive Officer
Zeo Energy Corp.
7625 Little Rd, Suite 200A
New Port Richey, FL 34654

Re: Zeo Energy Corp.
Registration Statement on Form S-1
Filed April 17, 2024
File No. 333-278769

Dear Timothy Bridgewater:

We have conducted a limited review of your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed April 17, 2024

Cover Page

1. We note that you are registering 500,000 shares of your common stock issued to Sun Managers, LLC. Disclose the price that the selling securityholders paid for such shares of common stock.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 76</u>

2.	In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your discussion of capital resources to address any changes in the company's liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital.

	We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

	Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

	Please contact Patrick Fullem at 202-551-8337 or Geoffrey Kruczek at 202-551-3641 with any other questions.

				Sincerely,

				Division of Corporation Finance
				Office of Manufacturing

cc:	Adam Berkaw, Esq.